Exhibit 99.1

VEDANTA LIMITED

(Formerly Sesa Sterlite Limited)

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto,

Panaji, Goa – 403001

CIN: L13209GA1965PLC000044

Phone No. +91-832 2460 600;

Fax: +91-832 2460 690

Email id: comp.sect@vedanta.co.in;

website: www.vedantalimited.com

NOTICE

OF ANNUAL GENERAL MEETING

Notice is hereby given that the 51st Annual General Meeting (AGM) of Vedanta Limited will be held on Wednesday, June 29, 2016 at 11:00 a.m. IST at the Main Hall of Institute Menezes Braganza, Panaji Goa, 403001 to transact the following business:

ORDINARY BUSINESS:

1.	To receive, consider and adopt:

a)	the Audited Standalone Financial Statements of the Company for the financial year ended March 31, 2016 and the Reports of the Board of Directors and Auditors thereon; and

b)	the Audited Consolidated Financial Statements of the Company for the financial year ended March 31, 2016 and the Report of the Auditors thereon.

2.	To confirm the Interim Dividend of Rs.3.50 per equity share already paid for the financial year ended March 31, 2016.

3.	To appoint a Director in place of Mr. Tarun Jain (DIN 00006843), who retires by rotation and being eligible, offers himself for re-appointment.

4.	To Appoint Statutory Auditors of the Company

To consider and, if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

“RESOLVED THAT, pursuant to Section 139, 141, 142 and other applicable provisions, if any, of the Companies Act, 2013 and the Companies (Audit and Auditors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof for the time being in force) and pursuant to the recommendation of the Audit Committee of the Board, M/s. S.R.Batliboi & Co. LLP, Chartered Accountants (Firm Registration No. 301003E), be and is hereby appointed as the Statutory Auditors of the Company in place of the retiring Statutory Auditors M/s Deloitte Haskin and Sells LLP, Chartered Accountants and who shall hold office from the conclusion of this 51st Annual General Meeting for a term of consecutive five years till conclusion of the 56th Annual General Meeting subject to ratification of their appointment by the members at every Annual General Meeting, as may be required under the applicable provisions of the Companies Act, 2013.

RESOLVED FURTHER THAT the Board of Directors be and are hereby authorised to fix such remuneration and the reimbursement of out-of-pocket expenses, if any, as may be determined by the Audit Committee and the Board of Directors of the Company.

RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby authorised to do all such necessary acts and take all such steps as may be necessary, proper or expedient to give effect to this resolution.”

SPECIAL BUSINESS

5.	Ratification of Remuneration payable to the Cost Auditors of the Company for the Financial year ended March 31, 2017

To consider and, if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to provisions of Section 148 and other applicable provisions, if any, of the Companies Act, 2013 and the Companies (Audit and Auditors) Rules, 2014 (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), M/s. Ramnath Iyer & Co. Cost Accountants appointed as Cost Auditor by the Board of Directors of the Company on the recommendation of the Audit Committee to conduct the audit of the cost accounting records pertaining to Copper Division & MALCO Aluminium, Iron Ore Division and Aluminium & Power Division of the Company for the financial year ending March 31, 2017, be paid a remuneration of Rs 12.50 lakh ( Rupees Twelve lakh and Fifty Thousand only).

RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby authorised to do all such necessary acts and take all such steps as may be necessary, proper or expedient to give effect to this resolution.”

6.	To approve an offer or invitation for subscription of Non-Convertible Debentures or other Debt Securities upto Rs.20,000 crores on a Private Placement basis

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 42, 71 and other applicable provisions, if any, of the Companies Act, 2013 and the rules made thereunder, including any statutory modifications or re-enactments thereof for the time being in force (the “Act”), the Foreign Exchange Management Act, 1999, as amended, rules, regulations, guidelines, notifications, clarifications and circulars, if any, prescribed by the Government of India, Reserve Bank of India, Securities and Exchange Board of India, including the Securities Contracts (Regulation) Act, 1956, the Securities and Exchange Board of India Act, 1992, the Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008, as amended and the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009, or any other regulatory authority, whether in India or abroad, and in accordance with the Memorandum of Association and the Articles of Association of the Company and the listing agreements entered into with the stock exchanges (the “Stock Exchanges”) where the equity shares of the Company (the “Equity Shares”) or other securities of the Company are listed and subject to such approvals, consents, permissions and sanctions as might be required from any regulatory authority and subject to such conditions as may be prescribed by such regulatory authority while granting such approvals, consents, permissions and sanctions, which the Board of Directors of the Company (hereinafter referred to as the “Board” which term shall be deemed to include any committee(s) constituted/ to be constituted by the Board to exercise its powers including the powers conferred by this resolution) may accept, the consent of the members be and is hereby accorded to the Board to make offer(s) or invitation(s) to subscribe the secured/ unsecured/ redeemable Non-Convertible Debentures in one or more series, denominated in Indian rupees or in any foreign currency including but not limited to subordinated debentures, bonds, and/or other debt securities, etc (“NCD’s”)., on a private placement basis, in one or more tranches, during the period of one year from the date of passing of the Special Resolution by the members, upto Rs.20,000 Crore (Rupees Twenty Thousand crores only), which is within the overall borrowing limits of Rs.80,000 Crore of the Company, as approved by the members on October 11, 2014.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board be and is hereby authorized to determine and consider terms that are proper and most beneficial to the Company including, without limitation, the terms of issue including the class of investors to whom the NCDs are to be issued, time, securities to be offered, the number of NCDs, tranches, issue price, tenor, interest rate, premium/ discount, listing, utilisation of the issue proceeds and to do all such acts and things and deal with all such matters and take all such steps as may be necessary and to sign and execute any deeds/ documents/ undertakings/ agreements/ papers/ writings, as may be required in this regard and matters connected therewith or incidental thereto.”

7.	To Waive the excess remuneration paid to Mr. Navin Agarwal, Whole-Time Director (DIN:00006303) of the Company for the FY 2013-14

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

“RESOLVED THAT subject to the approval of Central Government and pursuant to Section 197(10) of the Companies Act, 2013 (‘the Act’) and other applicable provisions of the Act read with the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, and erstwhile Section 309(5B) of the Companies Act, 1956 and other applicable provisions, if any of the then applicable Companies Act, 1956 and all other guidelines for managerial remuneration issued by the Central Government from time to time and such other consents and approvals as may be deemed necessary, the consent of the members be and is hereby accorded to waive the excess remuneration of Rs. 6.16 Crore paid to Mr. Navin Agarwal, Whole-Time Director (DIN:00006303) of the Company for the FY 2013-14 as per the terms of remuneration approved by the members by ordinary resolution on January 21, 2014, which had exceeded the limits prescribed in Section I Part II of erstwhile Schedule XIII read with erstwhile section 198, 309 and other applicable provisions of the Companies Act, 1956.

RESOLVED FURTHER THAT any one of the Whole Time Directors and / or Company Secretary of the Company be and are hereby severally authorized to sign, execute such papers, documents, applications , forms etc., as may be required and to do all such acts, deeds and things as may be necessary for obtaining the approval of Central Government in respect thereof.”

By Order of the Board of Directors

VEDANTA LIMITED

Rajiv Choubey
Dated: April 28, 2016	Company Secretary &VP-legal
Place: Gurgaon	ACS 13063

Registered Office:

Sesa Ghor,

20 EDC Complex, Patto,

Panaji – 403001, Goa, India

CIN: L13209GA1965PLC000044

Email: comp.sect@vedanta.co.in

Notes:

1)

The Statement, pursuant to Section 102 of the Companies Act, 2013, in respect of the business under Item Nos. 4 to 7 set above and relevant details of the Director seeking re-appointment, as required under Regulation 36(3) of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (SEBI Listing Regulations) with the Stock Exchanges is annexed to this Notice.

2)

A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on poll instead of himself/herself and a proxy need not be a member of the Company. The instrument appointing a proxy in order to be effective, should be deposited at the registered office of the Company duly completed and signed not less than forty-eight hours before the commencement of the meeting.

3)

A person can act as a proxy on behalf of members not exceeding fifty (50) and holding in the aggregate not more than ten percent of the total share capital of the Company carrying voting rights. A Member holding more than ten percent of the total share capital of the Company carrying voting rights may appoint a single person as a proxy and such person shall not act as proxy for any other person or member. A Proxy form is enclosed herewith.

4)	The business set out in the Notice will be transacted through electronic voting system and the Company is providing facility for voting by electronic means.
5)

Corporate Members intending to send their authorized representatives to attend the Meeting pursuant to Section 113 of the Companies Act, 2013 are requested to send to the Company, a certified copy of the relevant Board Resolution authority, as applicable together with their respective specimen signatures authorizing their representative(s) to attend and vote on their behalf at the Meeting.

6)	The Register of Members and Share Transfer Books of the Company will remain closed from Saturday, June 25, 2016 to Tuesday, June 28, 2016 (both days inclusive).

7)

Members holding shares in electronic form are requested to intimate immediately any change in their address or bank mandates to their Depository Participants with whom they are maintaining their demat accounts.

8)

The members are requested to lodge/notify the transfer deeds, communication for change of address, Bank details, ECS details, wherever applicable, mandates (if any) with the Company’s Registrars and Share Transfer Agents, M/s. Karvy Computershare Private Limited (Karvy), for shares held in physical mode.

9)	In case of joint holders attending the Meeting, only such joint holder who is higher in the order of names will be entitled to vote.

10)

The Company has transferred the unpaid or unclaimed dividends declared upto the financial years 2007-08 from time to time on the respective due dates, to the Investor Education and Protection Fund (IEPF) established by the Central Government. Pursuant to the provisions of Investor Education and Protection Fund (Uploading of Information regarding unpaid and unclaimed amounts lying with Companies) Rules, 2012, the Company has uploaded the details of unpaid and unclaimed amounts lying with the Company as on July 11, 2015 AGM(date of the last Annual General Meeting) on the website of the Company (www.vedantalimited.com), as also on the website of the Ministry of Corporate Affairs (www.mca.gov.in).

11)

Members who are yet to encash their earlier dividend warrants for the financial years from 2008-09 are requested to contact the Corporate Secretarial Department of the Company/ Karvy, RTA of the Company for revalidation of the dividend warrants / issue of fresh demand draft.

12)	Members are requested to bring their copy of the Annual Report with them at the AGM and also bring the attendance slip duly filled and submit over at the entrance of the venue.

13)

Members, who wish to obtain any information on the Company or view the accounts for the Financial Year ended March 31, 2016 may visit the Company’s website or send their queries atleast 10 days before the AGM to the Company Secretary at the Registered Office of the Company.

14)

The Securities and Exchange Board of India (SEBI) has mandated the submission of Permanent Account Number (PAN) by every participant in securities market. Members holding shares in electronic form are, therefore, requested to submit the PAN to their Depository Participants with whom they are maintaining their demat accounts. Members holding shares in physical form can submit their PAN details to the Company.

SEBI has also mandated that for registration of transfer of securities, the transferee(s) as well as transferor(s) shall furnish a copy of their PAN card to the Company.

15)

Non-Resident Indian members are requested to inform Karvy, at the earliest (a) change in their residential status on return to India for permanent settlement and (b) particular of their bank accounts maintained in India with complete details.

16)

Electronic copy of the Annual Report for the FY 2015-16 & Notice of the 51st AGM along with the attendance slip and Proxy form is being sent to all the members whose email address are registered with the Company/Depository Participants(s) for communication purposes unless any member has requested for a hard copy of the same. Members are entitled to receive the said Annual Report & Notice in physical form upon sending a request in writing to the Company’s Registered office and / or sending an email to comp.sect@vedanta.co.in. Members whose email address is not registered, a physical copy of the said Annual Report and Notice is being despatched in the permitted mode.

17)	Members may also note that the Notice of the 51st AGM and the Annual Report for 2016 will also be available on the Company’s website www.vedantalimited.com.

18)	To support the ‘Green Initiative’ the members who have not registered their e-mail addresses are requested to register the same with M/s Karvy Computershare Private Limited.

19)	Voting through electronic means
a)

In compliance with provisions of Section 108 of the Companies Act, 2013 and Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended and Regulation 44 of SEBI Listing Regulations and Secretarial Standards on General

meetings (SS 2) issued by the Institute of Company Secretaries of India, the Company is pleased to provide to its members, facility to exercise their right to vote on the resolutions proposed to be considered at the 51st AGM by electronic means. The members may cast their votes using an electronic voting system from a place other than the venue of the AGM(remote e-voting). The business may be transacted through e-Voting Services provided by Karvy.

b)

The facility for voting through ballot paper shall be made available at the AGM and the members attending the AGM who have not cast their vote by remote e-voting shall be able to exercise their right at the AGM through ballot paper. Members who have cast their votes by remote e-voting prior to the AGM may attend the AGM but shall not be entitled to cast their vote again.

20)	General remote Instructions
a)

The remote e-voting period commences on Sunday, June 26, (9:00 a.m. IST) and ends on Tuesday, June 28, 2016 (5:00 p.m. IST). During this period members of the Company, holding shares either in physical form or in dematerialized form, as on the cut-off date i.e. Wednesday, June 22, 2016, may cast their vote by remote e-voting. The remote e-voting module shall be disabled by Karvy for voting thereafter. Once the vote on a resolution is cast by the member, the member shall not be allowed to change it subsequently or cast the vote again.

b)

Any person, who acquires shares of the Company and becomes a member of the Company after dispatch of the Notice of AGM and holds shares as of the cut-off date i.e. Wednesday, June 22, 2016, may obtain the login ID and password by sending a request at evoting@karvy.com. However if you are already registered with Karvy for e-voting, then you can use your existing user ID and password/ PIN for casting your vote.

c)	A person who is not a member as on the cut-off date should treat this Notice for information purpose only.

d)

A person, whose name is recorded in the register of members or in the register of beneficial owners maintained by the depositories as on the cut-off date only shall be entitled to avail the facility of remote e-voting as well as voting at the AGM through ballot paper.

e)	The voting rights of the members shall be in proportion to their shares of the paid up equity share capital of the Company as on the cut-off date (record date) of Wednesday, June 22, 2016.

f)	Mr. R. G. Ramani has been appointed as the Scrutinizer to scrutinize the e-voting process in a fair and transparent manner.

g)

At the AGM, at the end of the discussion on the resolutions on which voting is to be held, the Chairman shall, with the assistance of the Scrutinizer, order voting through ballot paper for all those members who are present but have not cast their votes electronically using remote e-voting facility.

h)

The Scrutinizer shall immediately after the conclusion of voting at the AGM, count the votes cast at the AGM and thereafter unblock the votes cast through remote e-voting in the presence of at least two (2) witnesses not in the employment of the Company. The Scrutinizer shall submit a consolidated Scrutinizers Report of the total votes cast in favour of or against, if any, not later than three (3) days after the conclusion of the AGM to the Chairman of the Company. The Chairman, or any other director/person authorized by the Chairman, shall declare the result of the voting forthwith.

i)

The Results along with the Scrutinizer’s Report shall be placed on the Company’s website www.vedantalimited.com and on the website of Karvy immediately after the result is declared by the Chairman or any Director or such other person authorized by the Chairman, and the same shall be communicated to the BSE Limited and The National Stock Exchange of India Limited. The result will also be posted on the notice board of the Company at the registered office as well as at the corporate office.

j)

For queries related to e-voting the member may write to the Company at comp.sect@vedanta.co.in or write to Karvy at einward.ris@karvy.com / contact at their toll free No. 1-800-34-54-001 for any further clarifications

21.

All the documents referred to in the accompanying Notice and the Statement pursuant to Section 102(1) of the Companies Act, 2013, will be available for inspection at the Registered Office of the Company during business hours on all working days up to the date of the 51st Annual General Meeting of the Company.

The procedure and instructions for remote e-voting are as follows:

a)	Open your web browser during the voting period and navigate to ‘https://evoting.karvy.com’
b)	Enter the login credentials (i.e., user-id & password) mentioned on the evoting Form. Your folio/DP Client ID will be your User-ID.

(1)	User – ID

(A)	For Members holding shares in Demat Form:-

(i)	For NSDL:- 8 Character DP ID followed by 8 Digits Client ID

(ii)	For CDSL:- 16 digits beneficiary ID

(B)	For Members holding shares in Physical Form:-

Event no. followed by Folio Number registered with the Company

(2)	Passwords/PIN: Your Unique password is printed separately or sent via email and forwarded through the electronic notice

(3)	Captcha: Enter the Verification code i.e., please enter the alphabets and numbers in the exact way as they are displayed for security reasons.

c)	If you are already registered with Karvy for e-voting then you can use your existing user ID and password/ PIN for casting your vote.

d)	Members can cast their vote online from Sunday, June 26, 2016, (9:00 a.m. IST) till on Tuesday, June 28, 2016 (5:00 p.m. IST).

e)	After entering these details appropriately, click on “LOGIN”.

f)

Members holding shares in Demat/Physical form will now reach Password Change menu wherein they are required to mandatorily change their login password in the new password field. The new password has to be minimum eight characters consisting of at least one upper case (A-Z).one lower case (a-z), one numeric value (0-9) and a special character. Kindly note that this password can be used by the Demat holders for voting for resolution of any other Company on which they are eligible to vote, provided that Company opts for e-voting through Karvy e-Voting platform. The system will prompt you to change your password and update any contact details like mobile #, email ID etc on 1st login. You may also enter the Secret Question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.

g)	You need to login again with the new credentials.

h)	On successful login, system will prompt to select the ’Event’ i.e., ‘Company Name’.

i)	If you are holding shares in Demat form and had logged on to “https://evoting.karvy.com” and casted your vote earlier for any Company, then your exiting login id and password are to be used.

j)

On the voting page, you will see Resolution Description and against the same the option ‘FOR/AGAINST/ABSTAIN’ for voting. Enter the number of shares (which represents number of votes) under ‘FOR/AGAINST/ABSTAIN’ or alternatively you may partially enter any number in ‘FOR’ and partially in ‘AGAINST’, but the total number in ‘FOR/AGAINST’ taken together should not exceed your total shareholding. If the member do not want to cast vote, select ‘ABSTAIN’

k)

After selecting the resolution you have decided to vote on, click on “SUBMIT”. A confirmation box will be displayed.If you wish to confirm your vote, click on “OK”, else to change your vote, click on “CANCEL” and accordingly modify your vote.

l)	Once you ‘CONFIRM’ your vote on the resolution, you will not be allowed to modify your vote.

m)

Corporate/Institutional Members (corporate /Fls/ Flls/Trust/Mutual Funds/Banks, etc.) are required to send scan (PDF format) of the relevant Board resolution authority to the Scrutinizer through e-mail to scrutinizervedl@gmail.com with copy to evoting@karvy.com. The file scanned image of the Board Resolution should be in the naming format “Corporate Name_ Event no.”

n)	In case a Member receives physical copy of the Notice of AGM [for members whose email IDs are not registered with the Company/ Depository Participants(s) or requesting physical copy]:

Initial password is provided separately :

1.	EVEN (E Voting Event Number) USER ID
2.	PASSWORD/PIN

Please follow all steps from Sl. No. (a) to Sl. No. (n) above, to cast vote.

o)	In case of any queries, you may refer the Frequently Asked Questions (FAQs) for members and e-voting user manual for members available at the Downloads section of https://evoting.karvy.com.
p)	You can also update your mobile number and e-mail id in the user profile details of the folio which may be used for sending future communication(s).

22)	A Route Map along with prominent landmark for easy location to reach the venue of AGM is annexed to this notice.

APPEAL TO MEMBERS

The Company would like to appeal and encourage its members to hold their shares in Dematerialized (Demat) form. Managing your investment in securities is simple and easy in Demat/Electronic form and it has many advantages over managing it in physical form as there is no scope of loss, misplacement, theft or deterioration of securities in Demat mode. The detailed procedure of Dematerialization of Shares is also given on the website of the Company under Investor Relations Section. The members may also get in touch with M/s Karvy Computershare Private Limited at einward.ris@karvy.com, our Registrar and Share transfer Agent or the Company Secretary at comp.sect@vedanta.co.in. The Company also appeals and requests the members to opt for Electronic Clearing System (ECS) facility for receiving of Dividends.

THE FOLLOWING STATEMENTS, AS REQUIRED UNDER SECTION 102 OF THE COMPANIES ACT, 2013, SETTING OUT ALL MATERIAL FACTS RELATING TO THE BUSINESS(ES) UNDER ITEM NOS. 4,5,6 AND 7.

Item No. 4

In view of the provisions of Section 139 of the Companies Act, 2013, M/s Deloitte Haskin and Sells LLP will complete their term of 10 years in 2017. Vedanta Resources Plc., the parent company of the Company as part of rotation of Auditors has appointed Ernst & Young LLP as the Auditors in place of M/s Deloitte Haskins & Sells. Accordingly it is proposed that the Company appoint M/s. S.R.Batliboi& Co. LLP, Chartered Accountants, (affiliate of Ernst & Young LLP) having registration No. 301003E, as Statutory Auditors in place of M/s Deloitte Haskin and Sells LLP, Chartered Accountants, the retiring Statutory Auditors. The Company has received special notice u/s 115 and 140(4) of the Companies Act, 2013 from Twinstar Holdings Limited, member of the Company proposing to appoint M/s. S.R.Batliboi & Co. LLP as Statutory Auditors in place of the retiring auditors. The Audit Committee has considered the qualifications and experience of the proposed auditors and has recommended their appointment. The Board of Directors has also considered the matter and recommends the passing of the Ordinary Resolution appointing M/s. S.R.Batliboi& Co. LLP, as statutory auditors in place of the retiring Auditor M/s Deloitte Haskin and Sells LLP. Written consent of the proposed auditors together with a certificate that the appointment, if made, shall be in accordance with the conditions specified in Rule 4 of the Companies (Audit and Auditors) Rules, 2014 has been received.

None of the Directors / Key Managerial Personnel of the Company / their relatives are, in any way, concerned or interested, financially or otherwise in the resolution set out at item No. 4 of the Notice except to the extent of their shareholding in the Company.

The Board of Directors accordingly recommends the Ordinary Resolution set out at Item No. 4 of the Notice for approval of the members.

Item No. 5

The Board on the recommendation of the Audit Committee, has approved the appointment and remuneration of the Cost Auditor, to conduct the audit of the cost records of the Company across various business segments for the financial year ended March 31, 2017 as per the following details:-

Sl.No	Segment	Cost Auditors	Audit Fees (Rs. in lakhs)
1	Copper Division& MALCO Aluminium, Iron Ore Division and Aluminium & Power Division	Ramnath Iyer & Co.	12.50

In terms of the provisions of Section 148(3) of the Companies Act, 2013 read with Rule 14(a)(ii) of The Companies (Audit and Auditors) Rules, 2014, the remuneration payable to the Cost Auditor as recommended by the Audit Committee and approved by the Board has to be ratified by the Members of the Company.

Accordingly, the approval of the members is being sought by way of an Ordinary Resolution as set out in Item no. 5 appended to this Notice to ratify the remuneration payable to the Cost Auditor for FY 2016-17.

None of the Directors/ Key Managerial Personnel of the Company/ their relatives are, in any way concerned or interested financially or otherwise in the resolution set out at Item No. 5 of the Notice except to the extent of their shareholding in the Company.

The Board of Directors accordingly recommends the Ordinary Resolution set out at Item No. 5 of the Notice for approval of the Members.

Item No. 6

Pursuant to the provisions of Sections 42 and 71 of the Act read with Rule 14 of the Companies (Prospectus and Allotment of Securities) Rules, 2014, a company shall obtain prior approval of its members by means of a special resolution only once in a year for all the offers or invitations for such non-convertible debentures/bonds/or other debt securities during the year.

The members at the 50th AGM held on July 11, 2015 had approved the issuance of private placement of Non-Convertible Debentures (NCDs) or other Debt Securities within the overall borrowing limits of the Company i.e. Rs. 80,000 Crore for a period of one year which is valid till July 11, 2016. Under the said approval, the Company has till date raised NCDs aggregating to Rs. 3500 Crore.

The Company further plans to raise long term resources, inter alia, to refinance, optimization of interest cost, capital expenditure of the group including subsidiary/associate companies of the Company, repayment of the existing domestic and foreign currency debts and for general corporate purposes. As the funding requirements would depend on various factors, it is considered expedient by the Company to obtain members consents.

Accordingly, the approval of the members is being sought by way of a Special Resolution as set out in Item No. 6 appended to this Notice under Sections 42 and 71 and other applicable provisions, if any of the Act and its rules thereunder.

None of the Directors/ Key Managerial Personnel of the Company/ their relatives are, in any way concerned or interested financially or otherwise in the resolution set out at Item No. 6 of the Notice except to the extent of their shareholding in the Company.

The Board of Directors accordingly recommends the Special Resolution set out at Item No. 6 of the accompanying Notice for the approval of the members.

Item No. 7

The members of the erstwhile Sterlite Industries (India) Limited (SIIL) had passed a resolution in their Annual General Meeting held on August 22, 2008 for approving appointment and remuneration of Mr. Navin Agarwal w.e.f. August 01, 2008 for a period of five years. In the year 2013, the Schemes of Amalgamation and Arrangement amongst Sterlite Industries (India) Limited, Sterlite Energy Limited, Vedanta Aluminium Limited, Ekaterina Limited, The Madras Aluminium Company Limited with Sesa Sterlite Limited (the Company) have been approved by the respective Jurisdictional Courts and made effective in August 2013. Post-merger, the Board of Directors (‘Board’) of Vedanta Limited erstwhile Sesa Sterlite Limited (“Company”), at its meeting held on August 17, 2013 appointed Mr. Navin Agarwal as its Whole-Time Director designated as Executive Vice-Chairman from August 17, 2013 till July 31, 2018. The remuneration, as recommended by Nomination and Remuneration Committee was also approved by the Board in the aforesaid meeting. The members of the Company also approved the appointment and remuneration of Mr. Navin Agarwal wef August 17, 2013 for the period of five years through postal ballot by passing an ordinary resolution on January 21, 2014 in accordance with erstwhile section 269 & 309 of the Companies Act, 1956.

During FY 2013-14, the Company paid a remuneration of Rs. 6.25 Crore to Mr Navin Agarwal as per the terms of the appointment approved by the members. However, the same was in excess of the applicable Schedule XIII of the Companies Act, 1956, as upon the consolidation of losses arising out of the merger, interalia, of the aforesaid Vedanta Aluminium Limited into the Company, the annual results of the Company resulted in a loss for the FY 2013-14. As required vide Section 197(9) of the Companies Act, 2013 (erstwhile section 309(5A) of the Companies Act, 1956), the said excess payment of Rs. 6.16 Crore shall be held by the Whole-Time Director in trust for the Company until the same is either approved by Central Government or refunded. The remuneration paid to Mr Navin Agarwal is in excess of limits prescribed under the Companies Act purely on account of a technical reason, i.e., due to merger of the loss making aluminium business of erstwhile Vedanta Aluminium Limited into the Company. Prior to the merger, Mr. Navin Agarwal was the Executive Vice Chairman & Whole-Time Director of erstwhile Sterlite Industries (India) Limited, which was a profitable Company and hence the remuneration paid to Mr. Navin Agarwal was within the prescribed limits of the Act. Further the salary paid to Mr. Navin Agarwal in FY 2013-14 is in line with the Industry trends and hence the remuneration paid to him is justified.

The Company has made an application to the Central Government (Ministry of Corporate Affairs/ MCA/ Ministry) for waiver of recovery of excess remuneration paid during the FY 2013-14 along with the justification for payment of remuneration. The Ministry vide its letter dated January 07, 2016 has asked the Company to furnish the approval of members by way of special resolution for waiving the excess remuneration paid to Mr. Navin Agarwal as a Whole-Time Director for FY 2013-14.

None of the other Directors except Mr. Navin Agarwal, Managers and Key Managerial Personnel of the Company or their respective relatives are concerned or interested in the Special Resolution mentioned at Item No. 7 of the Notice except to the extent of their shareholding in the Company.

The Board of Directors accordingly recommends the Special Resolution set out at Item No. 7 of the Notice for the approval of the members.

By Order of the Board of Directors
VEDANTA LIMITED

Rajiv Choubey
Dated: April 28, 2016	Company Secretary & VP-legal
Place: Gurgaon	ACS 13063

Registered Office:

Sesa Ghor,

20 EDC Complex, Patto,

Panaji, Goa – 403001, India

CIN: L13209GA1965PLC000044

Email: comp.sect@vedanta.co.in

Details of Director(s), seeking appointment/reappointment, as required under Regulation 36(3) of SEBI Listing Regulations

Name of the Director	Mr. Tarun Jain
Identification Number (DIN)	00006843
Date of Birth	March 6, 1960
Date of Appointment	April 1, 2014
Qualification	Fellow Member of The Institute of Chartered Accountants of India, a graduate of The Institute of Cost and Works Accountants of India and a Fellow Member of The Institute of Company Secretaries of India
Expertise in specific functional areas	Corporate Finance, Accounts, Taxation and Secretarial
Directorships held in other companies	Bharat Aluminium Company Limited
Cairn India Limited
Sterlite (USA) Inc.
Vedanta Medical Research Foundation (Under Section 8 of the Companies Act, 2013)
Rajtaru Charity Foundation (Under Section 8 of the Companies Act, 2013)
Member / Chairman in public companies*	Audit Committee (Member)
Bharat Aluminium Company Limited
Cairn India Limited
Stakeholders Relationship Committee (Member)
Cairn India Limited
No. of shares held in the Company	Nil

*Note:

Pursuant to Regulation 26 of the SEBI Listing Regulations for the purpose of determination of limit, chairpersonship and membership of the Audit Committee and Stakeholders’ Relationship Committee alone has been considered.

ROUTE MAP

As a part of our constant endeavour to improve shareholder service, we have initiated a shareholders’ satisfaction survey. Please spare a few minutes of your valuable time to fill this questionnaire. Kindly rate your responses on specified service areas listed below on the following scale.

SHAREHOLDERS SATISFACTION SURVEY

Name	:	Folio No./ DP ID Client ID:
Email Id	:	Phone No.

I.	How do you rate the information provided on the website of the Company?

		Excellent	Above Industry Standard	At par with Industry	Needs Improvement	Unsatisfactory
a)	Quality of Information	☐	☐	☐	☐	☐
b)	Relevance of Information	☐	☐	☐	☐	☐
c)	Adequacy of Information	☐	☐	☐	☐	☐
d)	Updated & Latest Information available	☐	☐	☐	☐	☐
e)	Ease & Accessibility while navigating	☐	☐	☐	☐	☐

II.	How do you rate the interaction with Investor Service Department of Vedanta Limited?

		Excellent	Above Industry Standard	At par with Industry	Needs Improvement	Unsatisfactory
a)	Quality of Response	☐	☐	☐	☐	☐
b)	Speed of Response	☐	☐	☐	☐	☐
c)	Accessibility	☐	☐	☐	☐	☐

III.	How do you rate the receipt of various documents?

		Excellent	Above Industry Standard	At par with Industry	Needs Improvement	Unsatisfactory
a)	Share Certificates after transfer/transmission etc.	☐	☐	☐	☐	☐
b)	Dividend/ECS Intimations	☐	☐	☐	☐	☐
c)	Annual Reports	☐	☐	☐	☐	☐
d)	General Notices	☐	☐	☐	☐	☐

IV.	How do you rate the services provided by Karvy Computershare Private Limited, our R&T agents?

		Excellent	Above Industry Standard	At par with Industry	Needs Improvement	Unsatisfactory
a)	Quality of Response	☐	☐	☐	☐	☐
b)	Speed of Response	☐	☐	☐	☐	☐
c)	Accessibility	☐	☐	☐	☐	☐

V.	How do you rate the arrangement made every year at the Annual General Meeting of the Company, in case you have attended the same?

	Excellent	Above Industry Standard	At par with Industry	Needs Improvement	Unsatisfactory
d) Structure and Sequencing of Meeting	☐	☐	☐	☐	☐
e) Venue	☐	☐	☐	☐	☐
f) Refreshments	☐	☐	☐	☐	☐
g) Material Provided	☐	☐	☐	☐	☐
h) Q & A Session	☐	☐	☐	☐	☐

VI.	Do you have any grievance which is not addressed so far?

Yes	No

☐	☐

(If yes, Please provide a brief summary of the grievance)

VII.	Kindly recommend / suggest areas of improvement of our services, if any:

VEDANTA LIMITED

(Formerly Sesa Sterlite Limited)

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto,

Panaji, Goa – 403001

CIN: L13209GA1965PLC000044

Phone No. +91-832 2460 600;

Fax: +91-832 2460 690

Email id: comp.sect@vedanta.co.in;

website: www.vedantalimited.com

ATTENDANCE SLIP

(Please hand over at the entrance of the meeting duly completed and signed)

51st ANNUAL GENERAL MEETING on Wednesday, June 29, 2016 at 11.00 a.m. IST

at the Main Hall of Institute of Menezes Braganza, PAnaji, Goa – 403001, India

Folio No.	DP. ID No. / Client id

Name of the Member	Signature

Name of Proxy Holder	Signature

No. of shares held	E-mail ID

I/ We certify that I am a registered shareholder/proxy for the registered shareholders of the Company. I/We hereby record my/our presence at the 51st Annual General Meeting of the Company at the Main Hall of Institute Menzes Braganza, Panaji, Goa – 403001 India on Wednesday, June 29, 2016 at 11.00 a.m. IST.

1.	Only Member/Proxyholder can attend the Meeting.

2.	Member/Proxyholder should bring his/her copy of the Annual Report for reference at the Meeting.

VEDANTA LIMITED

(Formerly Sesa Sterlite Limited)

Registration of e-mail address for future communication

Name of the Shareholder :

Folio No.	DP. ID No.	Client ID.

Registered Address :

Signature :

e-mail id

Vedanta Limited

(Formerly Sesa Sterlite Limited)

        Regd. Office: Sesa Ghor, 20 EDC Complex,  Patto,

Panaji, Goa – 403001

CIN: L13209GA1965PLC000044

Phone No. +91-832 2460 600;

Fax: +91-832 2460 690

Email id: comp.sect@vedanta.co.in;

website: www.vedantalimited.com

Form No. MGT- 11

Proxy Form

[Pursuant to Section 105(6) of the Companies Act, 2013 and Rule 19(3) of the Companies

(Management and Administration) Rules, 2014]

Name of the member (s):

Registered address:

E-mail Id:

Folio No/ Client Id:	DP ID :

I/We, being the member (s) of	shares of the above named company, hereby appoint

1.	Name:	E-mail Id:

Address:

Signature:	, or failing him

2.	Name:	E-mail Id:

Address:

Signature:	, or failing him

3.	Name:	E-mail Id:

Address:

Signature:

as my/ our proxy to attend and vote (on a poll) for me/ us and on my/ our behalf at the 51st Annual General Meeting of the Company, to be held on Wednesday, June 29, 2016 at 11 a.m. IST at the Main Hall of Institute Menezes Braganza, Panaji, Goa-403001, India and at any adjournment thereof in respect of such resolutions as are indicated below:

1.	To consider and adopt:

a)	the Audited Standalone Financial Statements of the Company for the financial year ended March 31, 2016 and the Reports of the Board of Directors and Auditors thereon; and

b)	the Audited Consolidated Financial Statement of the Company for the financial year ended March 31, 2016 and the Report of Auditors’ thereon;

2.	Confirm the interim dividend of Rs.3.50 per equity share for the financial year ended March 31, 2016.

3.	Appoint a director in place of Mr. Tarun Jain (holding DIN 00006843), who retires by rotation and being eligible, offers himself for re-appointment.

4.	Appointment of Statutory Auditors of the Company.

5.	Approval of the remuneration payable to the Cost Auditors for FY 2016-17.

6.	Approval of offer or invitation for subscription of Non- Convertible Debentures or other Debt Securities upto Rs.20,000 crores on private placement

7.	Waive the excess remuneration paid to Mr. Navin Agarwal, Whole-Time Director (DIN:00006303) of the Company for FY 2013-14.

Signed this	day of	2016		Affix Revenue Stamp
Signature of shareholder			Signature of Proxy holder(s)

Note:

This form of proxy in order to be effective should be duly completed and deposited at Registered Office of the Company, not less than 48 hours before the commencement of the Meeting.